SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XXXVI fixed Rate Notes in a principal amount of USD 40,583,296, due 2025.

The Company informs that on August 18, 2022, will start the payment of the first installment of interests related to the Series XXXVI Notes issued on February 18, 2022.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	August 18, 2022
Number of service to be paid:	First installment of interests.
Period comprised by the payment:	February 18, 2022/August 18, 2022
Concept of payment:	Interests (100%)
Payment Currency:	ARS (At the applicable exchange rate)
Outstanding Capital:	USD 40,583,296
Annual Nominal Interest Rate:	2.00%
Interest being paid	USD 402,497.35
Capital being paid	-

Interests will be paid to the noteholders at whose name the Notes were registered on August 17, 2022.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
August 10, 2022